UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 2002

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Notification of directors’ interests: Companies Act s329
Notification of directors’ interests: Companies Act 1985 s.329
Notification of directors’ interests: Companies Act 1985 s.329
Notification of directors’ interests: Companies Act 1985 S.329
Notification of directors’ interests: Companies Act 1985 s.329
Notification of directors’ interests: Companies Act 1985 s.329
Notification of directors’ interests: Companies Act 1985 s.329
Share Repurchase (7 October 2002)
Share Repurchase (9 October 2002)
Share Repurchase (23 October 2002)
Share Repurchase (30 October 2002)

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: November 20, 2002	By: /s/ Simon Pordage Simon Pordage Assistant Secretary

BARCLAYS BANK PLC (Registrant)

Date: November 20, 2002	By: /s/ Simon Pordage Simon Pordage Assistant Secretary

3 October 2002

Notification of directors’ interests: Companies Act s329

The Company was notified on 2 October 2002 by the Administrators of the Dividend Reinvestment Plan (the “Plan”) that on 1 October 2002 the following directors had received ordinary shares in the Company by way of the Plan for the 2002 interim dividend at a price of 389.46p per share. The number of shares received by each director, together with their total beneficial interests following the allotments, are as follows:

Director	No. of shares received	Beneficial interests

M W Barrett	2,361	148,545
S G Russell	36	7,125

The Company was notified on 2 October 2002 by the Plan Manager of the WPM Barclays Share Single Company PEP (the “PEP”) that on 1 October 2002, Mr J M Stewart and his wife, Mrs S A Stewart, had received a total of 18 ordinary shares in the Company as a result of the 2002 interim dividend on the shares held in their PEPs being reinvested at a price of 391.5p per share. Following these transactions, Mr J M Stewart, a director of the Company, has a total beneficial interest in 4,047 ordinary shares in the Company.

As a participant in the Woolwich Sharesave Schemes Mr J M Stewart, together with other directors and senior executives of Woolwich plc, have interests as potential discretionary beneficiaries in 1,883,196 Barclays PLC ordinary shares held by the trustee of the Woolwich Qualifying Employee Share Ownership Trust.

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 67,353,167 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

7 October 2002

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (PSP & ESOS) Trust (the “PSP & ESOS trust”) notified the Company on 7 October 2002 that it had on 4 October 2002 released 197,063 ordinary shares in Barclays PLC. Of those shares, the trustee exercised its discretion and released 191,656 to Mr M W Barrett under the terms of the share award granted on 4 October 1999 comprising an award on similar terms to awards granted under the Barclays Group Performance Share Plan (“PSP”). The remainder of the shares released were to participants who exercised their awards under the PSP.

Of those 191,656 shares, 76,817 were sold on 4 October 2002 on behalf of Mr Barrett at a price of 387.64p per share to meet tax liabilities arising on the release of shares. Following this transaction, Mr Barrett has a beneficial interest in 263,384 shares.

The PSP & ESOS trust is a discretionary trust for the benefit of employees and former employees (and their families) of Barclays Bank PLC and its subsidiaries.

2.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 7 October 2002 that it had on 4 October 2002 exercised its discretion and released 23,255 ordinary shares in Barclays PLC. None of these shares were released to directors of Barclays PLC.

3.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (the “ ESAS trust”) notified the Company on 7 October 2002 that it had on 30 September 2002 exercised its discretion and released 155,361 ordinary shares to participants in the Executive Share Award Scheme (“ESAS”). The participants to whom shares were released are not directors of Barclays PLC.

4.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) also notified the Company on 7 October 2002 that it had on 30 September 2002 exercised its discretion and released 6,570 ordinary shares in Barclays PLC at a price of 359p per share. None of these shares were released to directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 66,970,918 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

8 October 2002

Notification of directors’ interests: Companies Act 1985 s.329

The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 7 October 2002 that on 7 October 2002 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 391.5p per share:

Director	Number of Shares

Mr C J Lendrum	32
Mr J S Varley	32

The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding

Mr C J Lendrum	202,802	—
Mr J S Varley	247,390	—

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 66,970,918 ordinary shares in Barclays PLC. Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

11 October 2002

Notification of directors’ interests: Companies Act 1985 S.329

The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (the “ ESAS trust”) notified the Company on 10 October 2002 that it purchased 3,000,000 ordinary shares on 10 October 2002 at a price of 389p per share.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 69,970,918 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

15 October 2002

Notification of directors’ interests: Companies Act 1985 s.329

The trustee of the Barclays Qualifying Employee Share Ownership Trust (the “Quest”) notified the Company on 14 October 2002 that it subscribed for a total of 153,983 Barclays PLC ordinary shares on 14 October 2002 at a price of 413.75p per share. Following this transaction, the trustee of the Quest held a total of 153,983 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the “Schemes”)).

The trustee of the Quest also notified the Company on 14 October 2002 that it had transferred 153,983 Barclays PLC ordinary shares on 14 October 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

21 October 2002

Notification of directors’ interests: Companies Act 1985 s.329

The trustee of the Barclays Qualifying Employee Share Ownership Trust (the “Quest”) notified the Company on 18 October 2002 that it subscribed for a total of 69,527 Barclays PLC ordinary shares on 18 October 2002 at a price of 461p per share. Following this transaction, the trustee of the Quest held a total of 69,527 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the “Schemes”)).

The trustee of the Quest also notified the Company on 18 October 2002 that it had transferred 69,527 Barclays PLC ordinary shares on 18 October 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

28 October 2002

Notification of directors’ interests: Companies Act 1985 s.329

1.	The trustees of the Barclays Qualifying Employee Share Ownership Trust (the “Quest”) notified the Company on 28 October 2002 that they subscribed for a total of 14,857 Barclays PLC ordinary shares on 28 October 2002 at a price of 456.25p per share. Following this transaction, the trustees of the Quest held a total of 14,857 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich PLC Sharesave Scheme (the “Schemes”).)

The trustees of the Quest also notified the Company on 28 October 2002 that they had transferred 14,857 Barclays PLC ordinary shares on 28 October 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2.	The independent trustee of the Barclays Group (PSP & ESOS) Trust (the “trust”) notified the Company on 28 October 2002 that it had on 21 October 2002 exercised its discretion and released 43,904 ordinary shares in Barclays PLC to participants who exercised their awards under the Barclays Group Performance Share Plan (“PSP”). None of these shares were released to a director of Barclays PLC.

3.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (the “Trust”) notified the Company on 28 October 2002 that it purchased a total of 485,195 ordinary shares on 23 October 2002 at a price of 445.48p per share.

4.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 28 October 2002 that it had on 25 October 2002 exercised its discretion and released 1,721 ordinary shares in Barclays PLC to a participant in the Executive Share Award Scheme (“ESAS”). The participant to whom shares were released is not a director of Barclays PLC.

5.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 28 October 2002 that it had on 23 October 2002 purchased a total of 28,460 ordinary shares in Barclays PLC at a price of 445.48p per share.

6.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 28 October 2002 that it had on 21 October 2002 exercised its discretion and released 3,486 ordinary shares in Barclays PLC. None of these shares were released to directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 70,435,462 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 7th October 2002 it purchased for cancellation 12,000,000 of its Ordinary shares at a price of 392.63 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 9th October 2002 it purchased for cancellation 7,700,000 of its Ordinary shares at a price of 387.38 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 23rd October 2002 it purchased for cancellation 6,000,000 of its Ordinary shares at a price of 445.08 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 30th October 2002 it purchased for cancellation 1,555,000 of its Ordinary shares at a price of 430.18 pence per share.